EXHIBIT 99.1

Galapagos announces changes to Executive Committee

Mechelen, Belgium; 22 December 2022, 22.01 CET; Galapagos NV (Euronext & NASDAQ: GLPG) today announced changes in the Executive Committee effective 1 January 2023.

Dr. Walid Abi-Saab has decided to retire from the company as Chief Medical Officer and member of the Executive Committee, effective 31 December 2022. He will stay with Galapagos until 31 May 2023 to ensure a smooth transition.

The company also announces the retirement of André Hoekema who joined Galapagos in 2005 as Chief Business Officer and member of the Executive Committee.

Dr. Paul Stoffels1, CEO and Chairman of Galapagos said: “On behalf of the Board, I want to thank Walid and André for their commitment and contributions throughout the years. Walid joined the company in early 2017 and led it through a critical and transformative phase, including the successful completion of the Phase 3 studies of filgotinib in rheumatoid arthritis and ulcerative colitis. We recognize his important contribution to building out the development organization and to bringing our company to the fully integrated biotech that we are today. Since joining Galapagos as a pre-IPO company in 2005, André has led the business development function and played an important role in the company’s growth through a large series of pharma partnerships, including the Gilead collaboration.”

The company anticipates announcing a Head of R&D and Executive Committee member in the first half of 2023. Until such appointment, Dr. Paul Stoffels1 will act as Head of R&D ad interim. Additionally, the company’s senior leadership team has been strengthened with key hires and internal promotions in Research, Development, Business Development and Commercial.

Furthermore, the Board of Directors of Galapagos appointed two new members to the Executive Committee:

  Ms. Annelies Missotten, Chief Human Resources Officer
    Annelies joined Galapagos early 2018 from GSK, where she was HR Business Leader of Global Vaccines Commercial & Global Vaccines Strategic Partnerships
  Ms. Valeria Cnossen, General Counsel, also responsible for Compliance & Ethics, the Corporate Secretary Office and Intellectual Property
    Valeria joined Galapagos in August 2022. She previously was General Counsel of the Consumer Health Group of Johnson & Johnson and held leadership roles in the Pharmaceuticals Group and Medical Devices Group of Johnson & Johnson

“I am very pleased that our Executive Committee is strengthened with key strategic positions to help drive future growth. Annelies and Valeria bring a wealth of expertise and will be instrumental in setting and executing on our human capital strategy and our corporate governance,” commented Dr. Paul Stoffels, CEO and Chairman of Galapagos.

About Galapagos
Galapagos is a fully integrated biotechnology company focused on discovering, developing, and commercializing innovative medicines. We are committed to improving patients’ lives worldwide by targeting diseases with high unmet needs. Our R&D capabilities cover multiple drug modalities, including small molecules and cell therapies. Our portfolio comprises discovery through to Phase 4 programs in immunology, oncology, and other indications. Our first medicine for rheumatoid arthritis and ulcerative colitis is available in Europe and Japan. For additional information, please visit www.glpg.com or follow us on LinkedIn or Twitter.

Except for filgotinib’s approval for the treatment of moderately to severely rheumatoid arthritis and ulcerative colitis by the relevant regulatory authorities in the European Union, Great Britain, and Japan, our drug candidates are investigational; their efficacy and safety have not been fully evaluated by any regulatory authority.

Contact
Investors:
Sofie Van Gijsel
Head of Investor Relations
+1 781 296 1143

Sandra Cauwenberghs
Director Investor Relations
+32 495 58 46 63
ir@glpg.com

Media:
Marieke Vermeersch
Head of Corporate Communication
+32 479 490 603
media@glpg.com

Forward-looking statements
This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, including statements regarding the announced leadership transition and Executive Committee appointments, benefits the company expects to realize from new additions to its Executive Committee, its ability to accelerate its development activities and its strategic direction model, and other statements contained in this press release that are not historical facts and statements identified by words such as “expects,” “anticipates,” “intends,” “vision,” “aims”, and “plans,” or words of similar meaning. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to diﬀer materially from those referred to in the forward-looking statements and, therefore, the reader should not place undue reliance on them. These risks, uncertainties and other factors include, without limitation, the risk that we may not be able to realize the expected benefits from our planned leadership transition, that our leadership transition may be disruptive to our business operations, and those risks and uncertainties identified in our Annual Report on Form 20-F for the year ended 31 December 2021 and our subsequent filings with the SEC. The forward-looking statements contained herein are based on management’s current expectations and beliefs and speak only as of the date hereof, and Galapagos makes no commitment to update or publicly release any revisions to forward-looking statements in order to reflect new information or subsequent events, circumstances or changes in expectations.

1 Acting via Stoffels IMC BV